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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-14045

RECEIVED MAY 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MONROE SECURITIES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

47 STATE STREET
(No. and Street)

ROCHESTER (City) NEW YORK (State) 14614 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JACK RUBENS (585) 546-5560
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SALMIN, CELONA, WEHRLE & FLAHERTY, LLP
(Name – *if individual, state last, first, middle name*)

1170 CHILI AVENUE (Address) ROCHESTER (City) NEW YORK (State) 14624-3033 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JACK RUBENS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MONROE SECURITIES, INC., as of MARCH 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

PAUL H. SALMIN
Notary Public in the State of New York
MONROE COUNTY
Commission Expires 9/30/05

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Report of Independent Accountants on Internal Control as required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SALMIN, CELONA, WEHRLE & FLAHERTY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1170 CHILI AVENUE ■ ROCHESTER, NY 14624-3033 ■ 585 / 279-0120 ■ FAX 585 / 279-0166

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
Monroe Securities, Inc.

We have audited the statement of financial condition of Monroe Securities, Inc. as of March 31, 2002, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Monroe Securities, Inc. as of March 31, 2001 were audited by other auditors whose report, dated May 4, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the financial position of Monroe Securities, Inc. as of March 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Company is a 52% owned subsidiary of 3C General Corp.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Salmin, Celona, Wehrle & Flaherty, LLP

Salmin, Celona, Wehrle & Flaherty, LLP

May 2, 2002

MONROE SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
MARCH 31, 2002 AND 2001

ASSETS

	2002	2001
Cash	$ 585,134	$ 618,878
Receivable from brokers and dealers	1,926,354	29,986
Securities in firm account, at market	11,927,729	11,380,801
Prepaid income taxes	90,888	-
Property and equipment, net	23,536	30,003
Restricted deposits	100,000	100,000
Other asset	20,100	20,100
Total assets	$ 14,673,741	$ 12,179,768

LIABILITIES AND SHAREHOLDERS' EQUITY

	2002	2001
Liabilities:		
Line of credit	$ -	$ 450,000
Note payable to related party	-	436,042
Accounts payable and other liabilities	-	56,000
Securities sold but not yet purchased	80,300	-
Income taxes payable	60,845	79,690
Total liabilities	141,145	1,021,732
Shareholders' equity:		
Common stock, par value $.02 per share; authorized 1,000,000 shares; issued and outstanding 383,888 shares	7,678	7,678
Capital in excess of par value	219,169	219,169
Retained earnings	14,305,749	10,931,189
Total shareholders' equity	14,532,596	11,158,036
Total liabilities and shareholders' equity	$ 14,673,741	$ 12,179,768

See accompanying notes to financial statements

MONROE SECURITIES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

	2002	2001
Revenue:		
Income on securities transactions, net	$ 6,197,585	$ 4,901,266
Interest, dividends and other income	833,225	731,842
Commissions	43,487	77,619
Total revenue	7,074,297	5,710,727
Expenses:		
Employee compensation and benefits	1,123,787	994,956
Clearing and quotation expense	324,993	333,053
Occupancy and equipment rental	270,287	246,624
Other operating expenses	141,882	107,956
Communications	54,523	52,771
Interest expense	7,545	27,861
Total expenses	1,923,017	1,763,221
Income before provision for income taxes	5,151,280	3,947,506
Provision for income taxes	1,776,720	1,372,217
Net income	$ 3,374,560	$ 2,575,289

See accompanying notes to financial statements

MONROE SECURITIES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total
Balance, March 31, 2000	$7,678	$219,169	$ 8,355,900	$ 8,582,747
Net income	-	-	2,575,289	2,575,289
Balance, March 31, 2001	7,678	219,169	10,931,189	11,158,036
Net income	-	-	3,374,560	3,374,560
Balance, March 31, 2002	$7,678	$219,169	$14,305,749	$14,532,596

See accompanying notes to financial statements

MONROE SECURITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

	2002	2001
Cash flows from operating activities:		
Net income	$ 3,374,560	$ 2,575,289
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	6,467	9,361
Decrease (increase) in receivable from brokers and dealers	(1,896,368)	(29,986)
Decrease (increase) in securities in firm account	(546,928)	(2,996,006)
Decrease (increase) in prepaid income taxes	(90,888)	-
Decrease (increase) in other asset	-	(6,600)
Increase (decrease) in accounts payable and other liabilities	(56,000)	56,000
Increase (decrease) in payable to brokers and dealers	-	(31,920)
Increase (decrease) in securities sold but not yet purchased	80,300	(1,280)
Increase (decrease) in income taxes payable	(18,845)	37,654
Total adjustments	(2,522,262)	(2,962,777)
Net cash provided by (used in) operating activities	852,298	(387,488)
Cash flows from investing activities:		
Acquisition of property and equipment	-	(15,870)
Net cash provided by (used in) investing activities	-	(15,870)
Cash flows from financing activities:		
Net proceeds from (payments on) line of credit	(450,000)	450,000
Proceeds from note payable to related party	-	436,042
Principal payments on note payable to related party	(436,042)	-
Net cash provided by (used in) financing activities	(886,042)	886,042
Net increase (decrease) in cash	(33,744)	482,684
Cash - beginning of year	618,878	136,194
Cash - end of year	$ 585,134	$ 618,878
Supplemental disclosure of cash flow information:		
Cash paid during the year for income taxes	$ 1,886,453	$ 1,284,650
Cash paid during the year for interest	$ 9,045	$ 26,361

See accompanying notes to financial statements

1. THE COMPANY

Monroe Securities, Inc. (the Company) is a securities broker engaged in the purchase and sale of securities. The Company executes transactions and introduces them to a Clearing Broker, a New York Stock Exchange Member Firm, on a fully disclosed basis. The Company is a 52% owned subsidiary of 3C General Corp.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Income Recognition - Securities transactions are recorded on the settlement date which is not materially different from trade date accounting as required by accounting principles generally accepted in the United States of America. Commission income and expenses are reflected in the financial statements as of the trade date.

Securities in Firm Account - Securities in firm account consist primarily of corporate stocks and are stated at current market values as determined by management. The Company primarily transacts in securities in thinly traded markets. Accordingly, management uses various parameters to calculate market values. These estimated current market values may differ from the values that would have been used had a ready market for the securities existed. Unrealized gains and losses are included in income on securities transactions in the statement of income. Unrealized gains in 2002 and 2001 amounted to $1,942,918 and $1,034,337, respectively. Realized gains and losses are computed based on the difference between sales proceeds received and original cost. Net realized gains amounted to $4,254,667 and $3,866,929 in 2002 and 2001, respectively.

Restricted Deposits - The Company is required to maintain a minimum balance of $100,000 in a restricted collateral account pursuant to an agreement between the Company and its Clearing Broker.

Income Taxes - The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". This statement requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties - Cash is maintained in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in these financial statements.

Reclassifications - Certain amounts in the prior year's financial statements were reclassified to conform with the current year presentation. These reclassifications had no effect on the reported net income for the year ended March 31, 2001.

3. LINE OF CREDIT

The Company has a line of credit with its Clearing Broker. Under the terms of the agreement, the Company may borrow up to $2,000,000. The line bears interest at the Broker's call rate plus .75% and is collateralized by the securities trading account. Interest expense on this line of credit totaled $1,811 and $23,725 for the years ended March 31, 2002 and 2001, respectively.

4. NOTE PAYABLE TO RELATED PARTY

The Company had a note payable to an officer/shareholder of the Company. The note bore interest at the prime rate plus 1% and was repaid during the year ended March 31, 2002. The note payable was subordinate to the line of credit extended to the Company by the Clearing Broker. Interest expense on this note totaled $5,734 and $4,136 for the years ended March 31, 2002 and 2001, respectively.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the requirements of Rule 15c-3-1, the net capital rule, under the Securities Exchange Act of 1934. On March 31, 2002, the Company had net capital of $11,175,103 against a net capital requirement of $1,000,000. The Company's aggregate indebtedness to net capital ratio was .005 to 1.

6. INCOME TAXES

The provision for income taxes consists of the following:

	2002	2001
Federal	$1,452,590	$1,072,574
State	324,130	299,643
	$1,776,720	$1,372,217

The actual income tax provision for the years ended March 31, 2002 and 2001 differs from the expected tax provision computed by applying the U.S. Federal Corporate rate primarily due to state taxes and the effects of the dividends received deduction.

7. RELATED PARTY TRANSACTIONS

The Company rents office space under an informal agreement from two officers/shareholders. Rental expense under this informal agreement amounted to $59,965 and $57,689 for the years ended March 31, 2002 and 2000, respectively.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As discussed in Note 1, the Company executes transactions and introduces them to a Clearing Broker on a fully disclosed basis. The Company's exposure to credit risk pursuant to securities transactions can be directly impacted by volatile trading markets. The Company's policy is to monitor its market exposure risk.

MONROE SECURITIES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2002

1. Total ownership equity	$14,532,596
2. Deduct: Ownership equity not allowable for net capital	-
3. Total ownership equity qualified for net capital	14,532,596
4. Add:	
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
B. Other (deductions) or allowable credits	-
5. Total capital and allowable subordinated liabilities	14,532,596
6. Deductions and/or charges:	
A. Total non-allowable assets from Statement of Financial Condition	(134,524)
1. Additional charges for customers' and non-customers' securities accounts	-
2. Additional charges for customers' and non-customers' commodity accounts	-
B. Aged fail-to-deliver:	
1. Number of items	-
C. Aged short security differences	-
D. Secured demand note deficiency	-
E. Commodity futures contracts and spot commodities	-
F. Other deductions and/or charges	-
7. Other additions and/or allowable credits	-
8. Net capital before haircuts on securities positions	14,398,072
9. Haircuts on securities:	
A. Contractual securities commitments	-
B. Subordinated securities borrowings	-
C. Trading and investment securities:	
1. Bankers' acceptances, certificates of deposit and commercial paper	-
2. U.S. and Canadian government obligations	-
3. State and municipal government obligations	-
4. Corporation obligations	-
5. Stocks and warrants	-
6. Options	-
7. Arbitrage	-
8. Other securities	-
D. Undue concentration	-
E. Other	(3,222,969)
10. Net capital	$11,175,103

Computation of Basic Net Capital Requirement

11.	Minimum net capital required (6-2/3% of line 19)	$ 4,058
12.	Minimum dollar net capital requirement of reporting broker and dealer	$ 1,000,000
13.	Net capital requirement (greater of line 11 or 12)	$ 1,000,000
14.	Excess net capital (line 10 less line 13)	$10,175,103
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$11,169,018

Computation of Aggregate Indebtedness

16.	Total A.I. Liabilities from Statement of Financial Condition		$ 60,845
17.	Add:	a. Drafts for immediate credit	-
		b. Market value of securities borrowed for which no equivalent value is paid or credited	-
		c. Other unrecorded amounts	-
18.	Deduct:	Adjustment based on deposits in Special Reserve Accounts	-
19.	Total aggregate indebtedness		$ 60,845
20.	Percentage of aggregate indebtedness to net capital (Line 19 divided by line 10)		.5%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Differences between this computation of net capital and the corresponding computation prepared by Monroe Securities, Inc. and included in the Company's unaudited Part IIA FOCUS Report filing as of the same date, consisted of the following:

Excess net capital per the Company's FOCUS Report (unaudited)	$10,193,181
Adjustments made to income and expense accounts which decreased ownership equity	(18,078)
Excess net capital per this computation	$10,175,103

MONROE SECURITIES, INC.
SCHEDULE II - COMPUTATION FOR DETERMINATION OF
RESERVE AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
MARCH 31, 2002

Exemption Under SEC Rule 15c3-3 Section (k)(2)(ii) Has Been Claimed

The Company promptly transmits all funds received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

SALMIN, CELONA, WEHRLE & FLAHERTY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
1170 CHILI AVENUE ■ ROCHESTER, NY 14624-3033 ■ 585 / 279-0120 ■ FAX 585 / 279-0166

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Shareholders
Monroe Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Monroe Securities, Inc. for the year ended March 31, 2002, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level of risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, shareholders, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Salmin, Celona, Wehrle & Flaherty, LLP

Salmin, Celona, Wehrle & Flaherty, LLP

May 2, 2002

MONROE SECURITIES, INC.

Financial Statements
March 31, 2002 and 2001